EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Sonoma Pharmaceuticals, Inc. on Amendment No. 1 to Form S-3 (File No. 333-250925) of our report dated July 10, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Sonoma Pharmaceuticals, Inc. and Subsidiaries as of March 31, 2020 and 2019 and for the years then ended appearing in the Annual Report on Form 10-K of Sonoma Pharmaceuticals, Inc. for the year ended March 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 15, 2020